UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 26, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan as of October 26, 2002 and October 27, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Massachusetts Mutual Life Insurance Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2001 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of October 27, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the custodian have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26,

2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended October 26, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 26, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended October 26, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 17, 2003

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 26, 2002	October 27, 2001
Assets
Investments, at fair value	$14,023,414	$12,859,219
Contribution receivable from employer	22,689	20,908
Contribution receivable from participants	28,235	27,096
Net assets available for benefits	$14,074,338	$12,907,223

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 26, 2002	October 27, 2001
Additions:
Employer incentive and match contributions	$1,096,076	$907,510
Participant contributions	1,492,724	1,334,911
Investment income	407,186	356,751
Total additions	2,995,986	2,599,172

Deductions:
Distributions to participants	686,943	986,488
Administrative expenses	41,099	33,939
Total deductions	728,042	1,020,427

Net realized and unrealized depreciation in aggregate current market value of securities	(1,100,829)	(2,566,530)
Net increase (decrease)	1,167,115	(987,785)
Net assets available for benefits at beginning of year	12,907,223	13,895,008
Net assets available for benefits at end of year	$14,074,338	$12,907,223

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 26, 2002

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering certain employees of Rochelle Foods, Inc., Creative Contract Packaging Company, Park Ten Foods, Ltd., Fort Dodge Foods, Inc., Hormel HealthLabs, and Osceola Foods, Inc. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 16% of his compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy the Internal Revenue Code (the Code) Section 404(c). The company provides discretionary matching and incentive contributions. These contributions vary according to employee classification and employer.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 26, 2002 and October 27, 2001 were $22,686 and $74,463, respectively. Cumulative forfeited nonvested accounts as of October 26, 2002 and October 27, 2001 were $88,453 and $42,920, respectively.

Participants may borrow from their accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance. Participants are required to make repayments of principal and interest through payroll deductions. Loans are secured by the balance in a participant’s account.

The company has the right under the plan agreement to reduce, suspend, or discontinue its contribution to the Plan and to terminate the Plan. In the event of termination of the Plan, each participant would become fully vested and the assets of the Plan would be distributed to the participants.

3. Investments

All investment information disclosed in the accompanying financial statements and schedules including investments held at October 26, 2002 and October 27, 2001, and net appreciation (depreciation) in fair value of investments, interest, dividends, and investment expenses for the years then ended were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the custodian.

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Fund was 5.75% and 6.0% as of October 26, 2002 and October 27, 2001, respectively. The average yield on the Plan’s investment contract for the years ended October 26, 2002 and October 27, 2001 was 5.75% and 6.0%, respectively. Fair value of the investment contract was estimated to be approximately 95% and 94% of contract value as of October 26, 2002 and October 27, 2001, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 26, 2002 and October 27, 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $1,100,829 and $2,566,530, respectively, as follows:

	2002	2001
Net depreciation in fair value during the year:
Mutual funds	$131,101	$173,103
Pooled separate accounts	977,176	2,393,427
Nonpooled separate accounts	(7,448)	—
	$1,100,829	$2,566,530

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2002	October 27, 2001
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
MM Core Value Equity Fund	*	$748,690
MM International Equity Fund	*	833,547
DLB Core Growth Fund	*	663,655
Emerging Growth Fund	*	832,911
Fundamental Value Fund	$836,859	*

Mutual funds:
Manager’s Funds, LLC:
Manager’s Special Equity Fund	706,472	951,848

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	6,734,828	5,843,344

*Investment did not equal 5% or more of the Plan’s net assets at plan year-end.

Investments in Nonpooled Separate Account

All of the Hormel Foods Corporation Common Stock in the Plan is invested in a nonpooled separate account. The nonpooled separate account is maintained by Investors Bank & Trust Company (IBT).

The nonpooled separate account’s investments at fair value are presented in the following schedule:

	October 26, 2002	October 27, 2001
Hormel Foods Corporation common stock	$176,201,091	$173,392,682
IBT Money Market Fund	2,063,492	2,901,921
Total nonpooled separate account	$178,264,583	$176,294,603

The Plan’s percentage interest in the nonpooled separate account at October 26, 2002 and October 27, 2001 was .08% and 0%, respectively.

Changes in the nonpooled separate account for the years ended October 26, 2002 and October 27, 2001 are presented in the following table.

	Year Ended
	October 26, 2002	October 27, 2001
Contributions:
Contributions from Hormel Foods Corporation	$3,595,428	$3,216,647
Contributions from participants	3,196,656	2,871,931
	6,792,084	6,088,578

Investment income	205,614	169,119

Expenses:
Distributions	(7,780,212)	(6,627,834)
Administrative expenses	(13,830)	(14,805)
	(7,794,042)	(6,642,639)

Net realized and unrealized appreciation in fair value of investments	16,399,877	52,867,537

Net transfers to investment fund options held outside the nonpooled separate account	(13,633,553)	(15,451,787)

Net increase	1,969,980	37,030,808
Net assets at beginning of year	176,294,603	139,263,795
Net assets at end of year	$178,264,583	$176,294,603

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 2, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Capital Accumulation Plan

EIN: 36-3889635

Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 26, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
Nonpooled separate account:
Hormel Stock Fund*	8,907 units	$128,956	$137,271

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	524,004 units	—	6,734,828

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
MM International Equity Fund	2,954 units	—	513,685
High Yield Fund	4,478 units	—	435,579
MM Small Core Value Fund	8,211 units	—	688,100
DLB Core Growth Fund	9,698 units	—	678,696
MM Aggressive Growth Fund	14,392 units	—	584,768
Fundamental Value Fund	10,409 units	—	836,859
MM Large Cap Value Fund	5,323 units	—	569,960
MM Indexed Equity Fund	2,205 units	—	498,515
Conservative Journey Fund	423 units	—	44,932
MM Core Bond Fund	491 units	—	588,768
Total pooled separate accounts		—	5,439,862

Mutual funds:
Manager’s Funds, LLC:
Manager’s Special Equity Fund	98,469 units	—	706,472

Promissory notes	Various notes from participants bearing interest at 5.75% to 10.50%, due in various installments through October 2017	—	1,004,981
Total assets held at end of year		$128,956	$14,023,414

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	April 21, 2003	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Auditors